                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: NOVEMBER 14, 2001

                                [GRAPHIC OMITTED]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)

         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                  THIRD QUARTER

                                      ENDED

                               SEPTEMBER 30, 2001

                                TABLE OF CONTENTS

                                                                            PAGE

GENERAL INTRODUCTION...........................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.     FINANCIAL STATEMENTS...............................................2

      Consolidated Balance Sheets as of December 31, 2000 and September
      30, 2001 (unaudited).....................................................2

      Consolidated Statements of Operations for the Three and Nine Months
      ended September 30, 2000 and 2001 (unaudited)............................4

      Consolidated Statements of Cash Flows for the Nine Months ended
      September 30, 2000 and 2001 (unaudited)..................................5

      Supplemental Schedule for the Three and Nine Months ended
      September 30, 2000 and 2001 (unaudited)..................................6

      Notes to Financial Statements............................................6

ITEM 2.     INFORMATION ON THE COMPANY.........................................7

ITEM 3.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
            AND FINANCIAL CONDITION............................................8

ITEM 4.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
            RISK..............................................................14

                                     PART II

                                OTHER INFORMATION

ITEM 1.     LEGAL PROCEEDINGS.................................................15
ITEM 2.     CHANGES IN SECURITIES AND USE OF PROCEEDS.........................15
ITEM 3.     DEFAULTS UPON SENIOR SECURITIES...................................15
ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS...............15
ITEM 5.     OTHER INFORMATION.................................................15
ITEM 6.     EXHIBITS AND REPORTS ON FORM 6-K..................................15

                              GENERAL INTRODUCTION

      UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

      The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

      In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on September 28, 2001 was RD$16.83 = US$1.00, the date closest to the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On November 7, 2001, the Private Market Rate was RD$16.92 = US$1.00.

FORWARD-LOOKING STATEMENTS

      The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; reliance on resellers; our inability to minimize credit risks; customer churn; rapid technological change; rejection of our concession agreement in the Dominican Republic; cellular fraud; our ability to implement our business plan on schedule, including our Central American strategy; social, political and economic conditions in our existing and target markets; our significant capital expenditure and working capital requirements and our need to finance such expenditures; the effect of our indebtedness on our ability to fund expansion and remain competitive and of restrictions contained in such indebtedness; concerns about health risks associated with wireless equipment; our inability to manage effectively our rapid expansion; our inability to obtain licenses or concessions in markets outside the Dominican Republic; the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America; moderation of inflation; and the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)

                                                 DECEMBER 31,     SEPTEMBER 30,
                                                 =============    =============
                                                     2000             2001
                             ASSETS                                (UNAUDITED)
Current assets:
   Cash on hand and in banks                     $  18,199,552    $  38,099,891

   Accounts receivable:

     Customers                                      21,970,677       22,541,341
     Carriers                                        8,729,886        6,946,979
     Related parties                                 1,663,396          356,172
     Officers and employees                            556,577          792,580
     Other                                           1,601,119        3,184,115
                                                 -------------    -------------
                                                    34,521,655       33,821,187
     Allowance for doubtful accounts                (2,394,903)      (3,189,369)
                                                 -------------    -------------
        Accounts receivable, net                    32,126,752       30,631,818

   Inventories, net                                  9,541,093        9,152,615

   Prepaid expenses                                  7,947,531        3,728,566

   Deferred income taxes                               801,008          990,826
                                                 -------------    -------------
        Total current assets                        68,615,936       82,603,716
                                                 -------------    -------------

Investments                                          3,289,459        3,988,189

Property and equipment, net                        586,223,900      642,490,296

Other assets at cost, net of amortization           24,310,564       31,777,924
                                                 -------------    -------------

                                                 $ 682,439,859    $ 760,860,125
                                                 =============    =============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)

                                                                          DECEMBER 31,       SEPTEMBER 30,
                                                                         =============       =============
                                                                              2000                2001
                                                                                               (UNAUDITED)
              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable:
     Borrowed funds - banks                                              $  82,131,865       $ 133,978,550
     Borrowed funds - related parties                                       31,410,612          25,764,750
     Current portion of long-term debt                                       3,213,939           1,152,398
                                                                         -------------       -------------
                                                                           116,756,416         160,895,698
                                                                         -------------       -------------

   Current portion of capital leases                                         5,308,310           2,043,717

   Accounts payable:
     Carriers                                                               13,835,276           6,773,148
     Related parties                                                         2,093,385             160,369
     Suppliers                                                              21,653,727          21,140,704
     Other                                                                     242,582             752,070
                                                                         -------------       -------------
                                                                            37,824,970          28,826,291

   Other liabilities                                                        19,990,490          18,372,484
   Accrued expenses                                                         14,035,182          16,086,490
                                                                         -------------       -------------
     Total current liabilities                                             193,915,368         226,224,680
                                                                         -------------       -------------

Reserve for severance indemnities                                                9,727              46,153

Deferred income tax                                                            974,867           1,097,546

Capital leases, excluding current portion                                   15,520,965          14,511,859

Long-term debt, excluding current portion                                  261,222,759         273,184,289
                                                                         -------------       -------------
     Total liabilities                                                     471,643,686         515,064,527
                                                                         -------------       -------------

Minority interest                                                                   --           4,352,084

Shareholders' equity:
   Class A Common Stock at par value RD$10: Authorized
      55,000,000 shares; 9,700,000 shares issued at December 31,
      2000 and September 30, 2001                                            6,210,025           6,210,025
   Class B Stock at par value RD$10: Authorized 25,000,000
      shares at December 31, 2000 and September 30, 2001;
      19,144,544 issued at December 31, 2000 and September 30, 2001         12,595,095          12,595,095
   Additional paid-in-capital                                              159,981,808         160,734,795
   Additional investment of capital (note 2)                                        --          40,000,000
   Retained earnings                                                        34,033,002          23,927,356
   Other comprehensive income-foreign currency translation                  (2,023,757)         (2,023,757)
                                                                         -------------       -------------
     Shareholders equity, net                                              210,796,173         241,443,514
                                                                         -------------       -------------

                                                                         $ 682,439,859       $ 760,860,125
                                                                         =============       =============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                                        THREE MONTH PERIOD ENDED         NINE MONTH PERIOD ENDED
                                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                                      =============================================================
                                                          2000            2001            2000            2001
                                                      =============================================================
                                                      (UNAUDITED)      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
OPERATING REVENUES:
  Toll                                                $  7,591,337    $  7,769,767      20,991,678    $  22,215,869
  International                                         22,010,363      21,272,185      58,968,569       60,862,735
  Local service                                         13,483,002      15,987,408      37,536,727       46,364,483
  Data and Internet                                      1,071,967       2,146,784       1,544,421        6,024,925
  Cellular & PCS                                         9,021,849      10,182,725      26,311,409       28,228,114
  Paging                                                   435,893         242,855       1,347,817          832,273
  Sale of equipment                                        726,822         465,846       4,334,056        2,652,019
  Installation and activation fees                       3,531,983       2,405,657      10,084,946        9,390,783
  Other                                                     46,179         180,860         110,911          555,334
                                                      -------------------------------------------------------------
    TOTAL OPERATING REVENUES                            57,919,395      60,654,087     161,230,534      177,126,535

OPERATING COSTS:
  Satellite connections and carrier (excluding
    network depreciation expense of $7,516,749,
    $11,617,289, $20,392,169 and $32,464,595 for
    the three month period ended September 30,
    2000 and 2001 and the nine month period ended
    September 30, 2000 and 2001, respectively,
    included below)                                     17,832,242      17,821,403      47,149,731       49,470,744
  Network depreciation expense                           7,516,749      11,617,289      20,392,169       32,464,595
  Expense in lieu of income taxes                        3,333,873       2,522,431       8,832,265        9,002,698
  General and administrative expenses                   15,767,355      22,279,748      45,846,378       58,575,833
  Cost of equipment sold                                   476,526         382,548       2,144,573        2,178,545
  Amortization expense                                     163,425         158,796         690,192          474,172
  Non-network depreciation expense                       1,651,913       2,761,356       4,719,400        7,352,477
  Other                                                    382,932         487,960       1,158,799        1,472,688
                                                      -------------------------------------------------------------
    TOTAL OPERATING COSTS                               47,125,015      58,031,531     130,933,507      160,991,752

    OPERATING INCOME                                    10,794,380       2,622,556      30,297,027       16,134,783
                                                      -------------------------------------------------------------

OTHER INCOME (EXPENSES):
  Interest expense                                      (8,799,715)     (8,682,346)    (24,594,014)     (28,495,020)
  Interest income                                        1,347,187         665,045       2,601,321        1,533,802
  Foreign exchange gain (loss)                             232,790         (26,850)       (102,439)        (289,285)
  Other, net                                               (77,630)        (26,159)       (192,803)         515,410
                                                      -------------------------------------------------------------
    OTHER EXPENSES, NET                                 (7,297,368)     (8,070,310)    (22,287,935)     (26,735,093)
                                                      -------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES, CUMULATIVE
EFFECT OF ACCOUNTING CHANGE AND MINORITY INTEREST        3,497,012      (5,447,754)      8,009,092      (10,600,310)

  Income taxes, net                                       (160,210)       (150,000)       (431,028)        (250,861)

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE AND MINORITY INTEREST                  3,336,802      (5,597,754)      7,578,064      (10,851,171)

  Cumulative effect of accounting change  (note 3)              --              --     (16,452,799)              --

EARNINGS (LOSS) BEFORE MINORITY INTEREST                 3,336,802      (5,597,754)     (8,874,735)     (10,851,171)

  Minority interest                                             --          95,021              --          155,047

                                                      -------------------------------------------------------------
NET EARNINGS (LOSS)                                   $  3,336,802    $ (5,502,733) $   (8,874,735)   $ (10,696,124)
                                                      =============================================================

Earnings (loss) per common share:
Earnings (loss) before cumulative effect of
accounting change                                     $       0.12    $      (0.19)   $       0.28    $       (0.38)
Cumulative effect of accounting change                          --              --           (0.60)              --
                                                      -------------------------------------------------------------
Earning (loss) per common share                       $       0.12    $      (0.19)   $      (0.32)   $       (0.37)
                                                      =============================================================

AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION     28,844,544      28,844,544      27,355,493       28,844,544
                                                      =============================================================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                                 NINE MONTH PERIOD ENDED
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                              =============    ============
                                                                  2000             2001
                                                               (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
Net earnings (loss)                                           $   8,874,735    $(10,696,124)
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Allowance for doubtful accounts                                   4,751,135       5,173,937
Cumulative effect of accounting change for installation and
activation revenues  (note 3)                                    16,452,799              --
Deferred income tax (benefit) provision                                  --         (67,139)
Depreciation and amortization                                    25,111,571      39,817,072
Expense for severance indemnities                                        --       1,070,374
Minority interest                                                        --        (155,047)
Non-cash consulting expenses                                        690,192         752,987
   Net changes in assets and liabilities:
Accounts and notes receivable                                   (12,009,953)     (3,679,003)
Inventories                                                         903,901         388,478
Prepaid expenses                                                  2,778,248       4,218,965
Long-term accounts receivable                                        88,988              --
Other assets                                                     (1,001,811)     (6,876,882)
Accounts payable                                                 15,302,584      (8,998,679)
Other liabilities                                               (15,280,622)     (1,618,006)
Accrued expenses                                                 (3,282,953)      2,051,308
Reserve for severance indemnities                                   (27,783)     (1,033,948)
                                                              -------------    ------------
Total adjustments                                                34,476,296      31,044,417
                                                              -------------    ------------
Net cash provided by (used in) operating activities              43,351,031      20,348,293
                                                              -------------    ------------

Cash flows from investing activities:
   Cancellation of investments                                     (305,171)       (698,730)
   Acquisition of property and equipment                       (131,605,688)    (96,083,468)
                                                              -------------    ------------
     Net cash used in investing activities                     (131,910,859)    (96,782,198)
                                                              -------------    ------------

Cash flows from financing activities:
   Borrowed funds from banks                                     14,180,536      50,837,578
   Borrowed funds (paid to) from related parties                 50,541,257      (5,645,861)
   Capital lease payments                                       (13,665,284)     (3,264,593)
   Increase of common stock and additional paid-in capital       66,772,826      40,000,000
   Minority interest                                                     --       4,507,131
   Payments of long-term debt                                      (246,950)     (2,061,541)
   Proceeds from issuance of long term debt                       4,902,297      11,961,530
   Short terms obligations                                        4,099,696              --
                                                              -------------    ------------
     Net cash provided by financing activities                  126,584,378      96,334,244
                                                              -------------    ------------

Net increase in cash and cash equivalents                        38,024,550      19,900,339

     Cash and cash equivalents at beginning of the period        13,459,566      18,199,552
                                                              -------------    ------------

                                                              -------------    ------------
Cash and cash equivalents at end of period                    $  51,484,116    $ 38,099,891
                                                              =============    ============

TRICOM, S.A. AND SUBSIDIARIES
SUPPLEMENTAL SCHEDULE
(IN US$)

                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                       SEPTEMBER 30, 2000           SEPTEMBER 30, 2000
                                   ==========================  ===========================
                                   PRE-SAB 101   POST-SAB 101  PRE-SAB 101    POST-SAB 101
Installation and activation fees   $ 2,603,804   $ 3,531,983   $ 10,874,368   $ 10,084,946
Total operating revenues           $56,991,216   $57,919,395   $162,019,956   $161,230,534
Operating income                   $ 9,866,201   $10,794,380   $ 31,086,449   $ 30,297,027
Net earnings (loss)                $ 2,568,833   $ 3,336,802   $  8,798,514   $ (8,874,735)
Earnings per common share          $      0.09   $      0.12   $       0.32   $      (0.32)

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

      The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - ADDITIONAL INVESTMENT OF CAPITAL

      On May 9, 2001, GFN Corporation, one of our major shareholders, committed to provide us $40 million in additional equity. GFN advanced funds to us on an interest free basis, which will be used to subscribe for Class A Common Stock on the same basis, offered to all shareholders in a Rights Offering.

NOTE 3 - ADOPTION OF SAB-101

      Effective January 1 2000, the Company adopted the Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over the average service life based on the experience of the Company (35 months). This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations for $16,452,799 during the nine months ended September 30, 2000, which is presented as a separate item in the accompanying consolidated statements of operations.

ITEM 2. INFORMATION ON THE COMPANY

RECENT DEVELOPMENTS

CABLE SYSTEM ACQUISITION

      On October 26, 2001, we completed the acquisition of Telecable Nacional,
C. por A., the largest multi-channel system operator in the Dominican Republic's pay-TV market. We paid approximately $1,130 per subscriber equivalent or $63.7 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A Common Stock.

      Telecable is the leader of the Dominican cable TV market with an estimated 43% market share, serving approximately 52,000 residential subscribers with approximately 150,000 homes passed and an additional 8,000 commercial customers. Telecable operates primarily in the capital city of Santo Domingo, where it has an estimated 90% market share, and the resort cities of Puerto Plata and La Romana. Approximately 70% of Telecable's cable network has been recently upgraded to 750 MHz; and it is expected that the network will be fully upgraded by 2002. For the year ended December 31, 2000, Telecable had revenues of approximately $17.0 million, earnings before taxes of approximately $2.9 million and earnings before interest, taxes, depreciation and amortization of approximately $5.5 million.

RIGHTS OFFERING TO SHAREHOLDERS

      On July 25, 2001, we announced that our Board of Directors had authorized and set certain terms for a Rights Offering to holders of our common stock and ADSs. The purpose of the Rights Offering is to provide all current shareholders with the opportunity to buy more shares on the same basis as GFN Corporation, one of our major shareholders, which previously advanced to us $40 million in additional equity, on an interest free basis, which will be used to subscribe for Class A Common Stock on the same basis, offered to all shareholders. The Rights Offering will involve the offer of newly issued ADSs for a maximum aggregate amount of approximately $100 million. Our Board of Directors will determine the subscription price of the ADSs and the number of ADSs to be offered at a later date. We will use any proceeds generated from the exercise of rights in this Rights Offering for general corporate purposes, including to fund, in part, our acquisition of Telecable Nacional and for working capital.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REVENUE RECOGNITION

      We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale of equipment and installations. The components of each of these services are as follows:

      Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Residential and commercial customers, calling card users, cellular and PCS subscribers, retail telephone centers, and large corporate accounts generate toll revenues. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards that are recognized as the calling cards are used or expire.

      International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. The amount that we receive is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on other networks, including revenues derived from our U.S.-based international long distance prepaid calling cards.

      Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system, and revenues from other miscellaneous local access services. Local measured service includes monthly line rental for a specified number of calls within a defined area, plus a charge for additional calls.

      Data/Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high-speed broadband data transmission and Internet connectivity services. These services include traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines, and very small aperture terminals, or VSATs, that are relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the Internet. These revenues were included as part of local service revenues until the second quarter of 2001.

      Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers, which are included in toll revenues. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling, and other miscellaneous cellular and PCS services.

      Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Since 1999, we have de-emphasized paging services and we no longer actively market these services.

      Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private branch exchanges, automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, key telephone systems, residential telephones, cellular and PCS handsets and paging units.

      Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems, as well as fees for activating cellular phones and PCS. Beginning on January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain clients for such services, approximately 35 months. In prior periods, we recognized these revenues when they were collected.

      Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

      The following table sets forth each category of revenues as a percentage of total operating revenues for the period indicated:

                                           THREE MONTHS           NINE MONTHS
                                               ENDED                 ENDED
                                           SEPTEMBER 30,         SEPTEMBER 30,
                                          ================      ================
                                          2000       2001       2000       2001
                                          ====       ====       ====       ====
Toll ...............................      13.1%      12.8%      13.0%      12.5%
International ......................      38.0       35.1       36.6       34.4
Local service ......................      23.3       26.4       23.3       26.2
Data / Internet ....................       1.9        3.5        1.0        3.4
Cellular and PCS ...................      15.6       16.8       16.3       15.9
Paging .............................       0.8        0.4        0.8        0.5
Sale and lease of equipment ........       1.3        0.8        2.7        1.5
Installations ......................       6.1        4.0        6.3        5.3
Other ..............................       0.1        0.3        0.1        0.3

----------
Note: Percentages may not add up to 100% due to rounding.

      The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                THREE MONTHS       NINE MONTHS
                                                    ENDED             ENDED
                                                SEPTEMBER 30,     SEPTEMBER 30,
                                                =============     =============
                                                2000     2001     2000     2001
                                                ====     ====     ====     ====
Operating costs ............................    81.4%    95.7%    81.2%    90.9%
Operating income ...........................    18.6      4.3     18.8      9.1
Interest expense, net ......................   (12.9)   (13.2)   (13.6)   (15.2)
Other income (expenses) ....................   (12.6)   (13.3)   (13.8)   (15.1)
Earnings before cumulative effect of
accounting change and minority interest ....     5.8     (9.2)     4.7     (6.1)
Net earnings (loss) ........................     5.8     (9.1)    (5.5)    (6.0)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE SAME PERIODS IN 2000

      OPERATING REVENUES. Our total operating revenues increased 4.7% to US$60.7 million for the three-month period ended September 30, 2001 from US$57.9 million for the three-month period ended September 30, 2000.

Revenues increased 9.9% to $177.1 million for the nine-month period ended September 30, 2001 from $161.2 million for the nine-month period ended September 30, 2000. This growth resulted primarily from increases in revenues generated by our local and data/Internet services.

      TOLL. Toll revenues increased 2.4% to $7.8 million during the 2001 third quarter from $7.6 million for the 2000 third quarter, and grew by 5.8% to $22.2 million during the first nine months of 2001 compared to $21.0 million during the first nine months of 2000, primarily as a result of higher interconnection charges and a higher volume of domestic long distance traffic. Revenues derived from interconnection charges increased 18.7% to $2.2 million during the 2001 third quarter from $1.9 million for the 2000 third quarter, and grew by 19.3% to $6.1 million during the first nine months of 2001 compared to $5.1 million during the first nine months of 2000. This increase was partially offset by a decrease in revenues received for outbound international calls. Revenues from outbound international calls decreased by 13% to $3.8 million during the 2001 third quarter from $4.4 million for the 2000 third quarter, and decreased by 8.8% to $11.2 million during the first nine months of 2001 compared to $12.2 million during the first nine months of 2000, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers. The average price per minute for outbound international calls declined to $0.47 in the 2001 third quarter from $0.93 in the 2000 third quarter.

      Domestic long distance minutes increased by 8.8% to 13.1 million minutes during the 2001 third quarter from 12.0 million minutes during the 2000 third quarter, and grew by 13.8% to 38.3 million minutes during the first nine months of the year compared to 33.6 million during the first nine months of 2000. Outbound international minutes increased by 3.6% to 8.7 million in the 2001 third quarter from 8.4 million minutes during the 2000 third quarter, and grew by 7.0% to 25.8 million minutes in the first nine months of 2001 compared to
24.1 million during the first nine months of 2000, reflecting increased traffic volume from our cellular and PCS customers.

      INTERNATIONAL. International revenues decreased 3.4% to $21.3 million during the 2001 third quarter from $22.0 million for the 2000 third quarter, and grew by 3.2% to $60.9 million during the first nine months of 2001 compared to $59.0 million during the first nine months of 2000. Continued pricing pressures for traffic between the United States and the Dominican Republic contributed to the decrease in international revenues during the third quarter. Our average settlement rate was $0.04 per minute during the 2001 third quarter compared to $0.07 per minute during the 2000 third quarter.

      Southbound minutes increased by 25.8% to 191.6 million minutes in the 2001 third quarter from 152.3 million during the 2000 third quarter, and by 32.7% to
521.4 million minutes in the first nine months of 2001 compared to 392.8 million minutes in the first nine months of 2000. TRICOM USA accounted for 88% of our total southbound minutes in the 2001 third quarter compared to 74.4% in the same period last year. Total international minutes increased by 24.7% to 201.0 million minutes in the 2001 third quarter from 161.1 million during the 2000 third quarter, and by 31.4% to 549.0 million minutes in the first nine months of 2001 compared to 417.7 million minutes in the first nine months of 2000.

      LOCAL SERVICE. Local service revenues increased 18.6% to $16.0 million during the 2001 third quarter from $13.5 million for the 2000 third quarter, and grew by 23.5% to $46.4 million during the first nine months of 2001 compared to $37.5 million during the first nine months of 2000. The continued growth in the number of local lines in service resulted in increased local service revenues for the period. In the third quarter of 2001, we added 8,482 net local access lines compared to 9,783 net local access lines added in the third quarter of 2000. Our local service subscriber base grew approximately 20.4% to 169,893 local access lines in service at September 30, 2001 compared to 141,117 local access lines in service at September 30, 2000.

      As a result of a higher number of lines in service, measured local service revenues increased by 15.3% to $3.3 million in the 2001 third quarter from $2.9 million in the 2000 third quarter, and by 23.1% to $9.5 million in the first nine months of 2001 compared to $7.7 million in the first nine months of 2000. Revenues from monthly fees increased by 15.4% to $10.2 million in the 2001 third quarter from $8.8 million in the 2000 third quarter, and by 22.5% to $30.1 million in the first nine months of 2001 compared to $24.5 million in the first nine months of 2000. Our average monthly churn rate for local service was 1.6% in the 2001 third quarter compared to 2.0% in the 2000 third quarter. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

      DATA AND INTERNET. Data and Internet revenues increased 100.3% to $2.1 million during the 2001 third quarter from $1.1 million for the 2000 third quarter, and grew by 290.1% to $6.0 million during the first nine months of 2001 compared to $1.5 million during the first nine months of 2000. The continued growth in the number of data and Internet subscribers resulted in increased revenues for the period. Our data and Internet subscriber base grew by 52.4% to 8,606 at September 30, 2001 compared to 5,646 at September 30, 2000. Revenues from monthly fees increased by 95.0% to $1.7 million in the 2001 third quarter from $882,000 in the 2000 third quarter, and by 264.4% to $4.9 million in the first nine months of 2001 compared to $1.4 million in the first nine months of 2000.

      CELLULAR AND PCS. Our cellular and PCS revenues increased 12.9% to $10.2 million in the 2001 third quarter from $9.0 million in the 2000 third quarter, and grew by 7.3% to $28.2 million during the first nine months of 2001 compared to $26.3 million during the first nine months of 2000. At September 30, 2001, we had 332,436 cellular and PCS subscribers compared to 253,447 at September 30, 2000. As a result of a higher average subscriber base, airtime minutes increased 28.7% to 53.5 million in the 2001 third quarter from 41.6 million in the 2000 third quarter, and grew by 26.0% to 152.2 million during the first nine months of 2001 compared to 120.8 million during the first nine months of 2000. The average price per airtime minute declined to $0.22 in the 2001 third quarter from $0.24 in the 2000 third quarter. Our average monthly churn rate for cellular and PCS services decreased to 3.1% in the 2001 third quarter from 3.5% in the 2000 third quarter.

      PAGING. Paging revenues decreased 44.3% to $243,000 in the 2001 third quarter from $436,000 in the 2000 third quarter, and by 38.3% to $832,000 during the first nine months of 2001 compared to $1.3 million during the first nine months of 2000, primarily as a result of our decision to focus on having new customers move away from paging services and into prepaid cellular services. At September 30, 2001, we had 17,878 paging subscribers compared to 22,485 paging subscribers at September 30, 2000. Our average monthly churn rate for paging services remained steady at 2.0% in the 2001 third quarter.

      SALE OF EQUIPMENT. Revenues from the sale and lease of equipment decreased 35.9% to $466,000 in the 2001 third quarter from $727,000 in the 2000 third quarter, and decreased by 38.8% to $2.7 million during the first nine months of 2001 compared to $4.3 million during the first nine months of 2000, primarily as a result of lower sales of private branch exchanges and key telephone systems and cellular and PCS handsets.

      INSTALLATION AND ACTIVATION FEES. Installation revenues decreased 31.9% to $2.4 million during the 2001 third quarter from $3.5 million during the 2000 third quarter, and decreased by 6.9% to $9.4 million during the first nine months of 2001 compared to $10.1 million during the first nine months of 2000. The Company added 74,000 combined gross local access lines and cellular subscribers in the 2001 third quarter compared 82,000 in the 2000 third quarter. The decrease in installation revenues was due primarily to an aggressive promotional marketing strategy including lowered subscriber activation fees for local and wireless services, designed to capture a significant share of the market growth.

      OPERATING COSTS. Major components of operating costs are:

      o satellite connections and carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and payments for international satellite circuit leases;

      o interconnection costs, which are access charges paid primarily to Codetel and other operators in the Dominican Republic, and payments for international satellite circuit leases;

      o depreciation of network equipment and leased terminal equipment and non-network depreciation expense;

      o     expenses in lieu of income tax; and

      o general and administrative expenses, which include salaries and other compensation to personnel, maintenance expenses, marketing expenses and other related costs.

      Our operating costs increased to $58.0 million in 2001 third quarter from $47.1 million in the 2000 third quarter, and to $161.0 million during the first nine months of 2001 compared to $130.9 million during the first nine months of 2000. These results reflect higher network depreciation expenses resulting from the Company's capital investment program and increased general and administrative expenses. As a percentage of revenues, operating costs increased to 95.7% in the 2001 third quarter from 81.4% in the 2000 third quarter, and to 90.9% during the first nine months of 2001 compared to 81.2% during the first nine months of 2000.

      SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs were approximately the same, $17.8 million in 2001 and 2000 third quarter, and increased by 4.9% to $49.5 million during the first nine months of 2001 compared to $47.1 million during the first nine months of 2000, primarily as a result of higher interconnection costs. Interconnection costs increased by 5.0% to $7.4 million in the 2001 third quarter from $7.1 million in the 2000 third quarter, and by 7.4% to $21.3 million during the first nine months of 2001 compared to $19.8 million during the first nine months of 2000, as the result of a higher volume of traffic terminating in other networks.

      NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 54.6% to $11.6 million in the 2001 third quarter from $7.5 million in the 2000 third quarter, and by 59.2% to $32.5 million during the first nine months of 2001 compared to $20.4 million during the first nine months of 2000, as a result of the Company's continued capital investment and domestic and international network expansion programs. Non-network depreciation expense with respect to other fixed assets grew 67.2% to $2.8 million in the 2001 third quarter from $1.7 million in the 2000 third quarter, and by 55.8% to $7.4 million during the first nine months of 2001 compared to $4.7 million during the first nine months of 2000.

      EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the 2001 third quarter decreased by 24.3% to $2.5 million from $3.3 million in the 2000 third quarter, and increased by 1.9% to $9.0 million during the first nine months of 2001 compared to $8.8 million during the first nine months of 2000.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 41.3% to $22.3 million in the 2001 third quarter from $15.8 million in the 2000 third quarter, and by 27.8% to $58.6 million during the first nine months of 2001 compared to $45.8 million during the first nine months of 2000. The increase in the amount of general and administrative expenses was the result of higher marketing and promotional costs and a greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards in the U.S. As a percentage of total operating revenues, general and administrative expenses increased to 36.7% in the 2001 third quarter compared to 27.2% in the 2000 third quarter.

      During the past quarter, we intensified our marketing and sales efforts to increase our market share into the high-end residential and corporate markets. As a result, marketing and promotional expenses increased by 121% to $2.4 million during the 2001 third quarter from $1.1 million in the 2000 third quarter, reflecting the Company's strong level of customer acquisitions. For the first nine months of 2001, marketing and promotional expenses increased by 20.6% to $4.1 million during the first nine months of 2001 compared to $3.2 million during the first nine months of 2000. Commissions paid for prepaid cards distribution grew 15.9% to $5.7 million in the third quarter of 2001 from $4.9 million in the third quarter of 2000, and grew 35.1% to $17.1 million in the nine months ended September 30, 2001 from $12.6 million in the nine months ended September 30, 2000, primarily as a result of a higher number of prepaid cards sold in the United States and the expansion of our prepaid cellular subscriber base in the Dominican Republic.

      COST OF EQUIPMENT AND OTHER COSTS. Cost of equipment sold, which consist of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 19.7% to $383,000 in the 2001 third quarter from $477,000 in the 2000 third quarter, and increased by 1.6% to $2.2 million during the first nine months of 2001 compared to $2.1 million during the first nine months of 2000. Other costs, which consist of the cost of sale of prepaid services, increased by 27.4% to $488,000 in the 2001 third quarter from $383,000 in the 2000 third quarter, and increased by 27.1% to $1.5 million during the first nine months of 2001 compared to $1.2 million during the first nine months of 2000.

      OPERATING INCOME. Operating income decreased to $2.6 million in the 2001 third quarter compared to $10.8 million in the 2000 third quarter, and to $16.1 million during the first nine months of 2001 compared to $30.3 million during the first nine months of 2000. Higher depreciation expenses related to our capital investments, combined with increased general and administrative expenses, negatively impacted our operating margins.

      OTHER INCOME (EXPENSES). Other expenses increased by 10.6% to $8.1 million in the 2001 third quarter from $7.3 million in the 2000 third quarter, and by 20% to $26.7 million during the first nine months of 2001 compared to $22.3 million during the first nine months of 2000, reflecting increased interest expenses resulting from higher levels of short-term borrowings and vendor financing to support the Company's capital investment program.

      NET EARNINGS (LOSS). Loss before cumulative effect of accounting change and minority interest totaled $5.6 million, or $0.19 per share, in the 2001 third quarter compared to earnings of $3.3 million, or $0.12 per share, in the 2000 third quarter. Loss before cumulative effect of accounting change and minority interest totaled $10.9 million for the nine-month period ended September 30, 2001, or $0.38 per share, compared to earnings before cumulative effect of accounting change and minority interest of $7.6 million, or $0.28 per share, for the nine-month period ended September 30, 2000. Including the $16.5 million cumulative effect of accounting change for the adoption of SAB 101, we had a net loss of $8.9 million, or $0.32 per share, in the first nine months of 2000.

      EBITDA. Earnings before interest and other income, taxes and depreciation and amortization decreased by 16.1% to $19.7 million in the 2001 third quarter from $23.5 million in the 2000 third quarter, primarily as a result of lower operating income, and increased by 0.8% to $65.4 million during the first nine months of 2001 compared to $64.9 million during the first nine months of 2000. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

      Substantial capital is required to expand and operate our telecommunications networks. For the first nine months of the year, we made capital expenditures of $96.1 million for the installation of additional local access lines, enhancement of our cellular and PCS network in the Dominican Republic, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in Miami, Florida and investments related to our Central America expansion. We currently anticipate making capital expenditures totaling approximately $123.8 million in 2001 for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion and for the implementation of our Central American strategy, primarily in Panama. We anticipate making no capital expenditures for expansion into other areas in Central America in 2002.

      In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us are sufficient to fund our capital expenditures for 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms that we find acceptable or at all.

      Net cash provided by operating activities was $43.4 million and $20.3 million during the nine months ended September 30, 2000 and September 30, 2001, respectively. We had net accounts receivable of $32.1 million and $30.6 million at December 31, 2000 and September 30, 2001, respectively. Our indebtedness was approximately $450.6 million at September 30, 2001, of which $200.0 million was our 11 3/8% senior notes due 2004, $87.7 million was in long-term borrowings and capital leases, with maturities ranging from two to six years, and $162.9 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases and of long-term debt. At September 30, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 6.36% per annum to 13% per annum, and our peso borrowings had interest rates ranging from 17% per annum to 20% per annum. At September 30, 2001, our U.S.

dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $224.2 million and our peso borrowings totaled $26.4 million.

      We have credit facilities, which, in the aggregate, permit us to borrow up to $292.4 million. At September 30, 2001, there was $236.4 million outstanding under these facilities and $14.2 million of commercial paper outstanding in the Dominican market. We had approximately $56.0 million available for borrowing under these facilities, of which $28.6 million was under facilities with maturities of less than one year. At September 30, 2001, we had additional approvals from Dominican banks and institutions of $90.0 million of short-term and long-term credit facilities and $202.4 million of U.S. dollar-denominated credit facilities from international banks.

      At September 30, 2001, our current liabilities exceeded our current assets by $143.6 million. This reflects our short-term borrowings with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained the approval of credit guarantees from Export-Import Bank of the United States of up to $56.0 million for loans to be made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At September 30, 2001, the amount of $31.8 million has been disbursed under these facilities. The credit guarantees will be repayable over a five-year period.

      On May 9, 2001, GFN Corporation, one of our major shareholders, committed to provide us $40 million in additional equity. GFN advanced funds to us on an interest free basis, which will be used to subscribe for Class A Common Stock on the same basis, offered to all shareholders in a Rights Offering.

RECENT ACCOUNTING PRONOUNCEMENTS

      In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

      INTEREST RATE RISK

      Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At September 30, 2001, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $186 million and $187 million at December 31, 2000 and September 30, 2001, respectively.

      Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At December 31, 2000 and September 30, 2001, we had $198.8 million and $250.6 million, respectively, outstanding of short-term and long-term borrowings, other than our senior notes due 2004 but including trade finance, outstanding from Dominican and international banks, mostly denominated in U.S. dollars of which $189.1 million and $224.2 million, respectively, was U.S. dollar-denominated, and the remaining $9.7 million and $26.4 million, respectively, was peso-denominated. At December 31, 2000 and September 30, 2001, of the $189.1 million and $224.2 million, respectively, U.S. dollar-denominated debt, $55.8 million and $69.9 million, respectively, was borrowed from the Dominican bank financial market, while the remaining $133.3 million and $154.3 million, respectively, was borrowed from international banks. Of the total $198.8 million and $250.6 million outstanding, at December 31, 2000 and September 30, 2001, respectively, $137.2 million and $160.1 million, respectively, had fixed interest rates, while the remaining $61.6 million and $90.5 million, respectively, had variable interest rates. At September 30, 2001, our short-term and long-term U.S. dollar-denominated borrowings bore interest at rates ranging from 6.36% per annum to 13% per annum. At September 30, 2001, our short-term and long-term Dominican peso-denominated borrowings bore interest at rates ranging from 17% to 20% per annum. A 10% increase in the average rate for our variable rate debt would have increased our net income loss for the 2001 second quarter by approximately $1.5 million.

      FOREIGN EXCHANGE RISKS

      We are subject to currency exchange risks. During the first nine months of 2001, we generated revenues of $60.9 million in U.S. dollars and $116.2 million in Dominican pesos. In addition, at September 30, 2001, we had $224.2 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

      The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso-denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

      Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase U.S. dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first nine months of 2001, the average official exchange rate was RD$16.66 per $1.00 while the average private market rate was RD$16.85 per $1.00.

      Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the 2001 third quarter, we recognized an approximate $27,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 2001, we would have realized an additional foreign exchange loss of approximately $2,700.

                                    PART II
                                OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

      The following is a description of certain recent developments in litigation:

ALL AMERICA CABLES & RADIO LITIGATION

      On August 13, 2001, Instituto Dominicano de Telecomunicaciones, or Indotel, the Dominican telecommunications regulator, issued an order, in response to a complaint filed by All America Cables & Radio, a subsidiary of Centennial Communications Corp., that we are not dominant in the Dominican market and that the interconnection agreement we offered to All America was not discriminatory. The interconnection agreement that we offered to enter into with All America was the same as we entered into with France Telecom in the Dominican Republic and which, we understand, All America has with Codetel and which Codetel has with France Telecom. Indotel further ruled that if we granted to All America the economic concessions that it seeks from us, the allowance would create discrimination against other carriers in the Dominican Republic, violating the Dominican law and the Dominican constitution.

      On September 14, 2001, Indotel issued an order, in response to a motion submitted by All America for reconsideration of the August 13, that ratified the August 13 order and ordered us and All America to enter into an interconnection agreement on substantially the terms and conditions that we proposed.

      On September 4, 2001, Centennial and its affiliates filed a complaint against Tricom USA Inc. with the United States Federal Communications Commission claiming that

      o We refused to provide Centennial's affiliate in the Dominican Republic with sufficient facilities and reasonable, nondiscriminatory terms for connecting traffic between ours and its network in the Dominican Republic.

      o Centennial should not pay to Tricom, S.A. the market rate for terminating calls to Tricom customers in the Dominican Republic determined by Indotel, approximately US$.042 per minute, but should pay $US.011 per minute; our refusal to agree to this rate is discriminatory; and even if Centennial pays the same international termination rate as Tricom USA, Tricom USA gets a benefit because it is affiliated with Tricom, S.A.

      o We engage in discriminatory behavior because other U.S. carriers including Tricom USA get better interconnection capacity from Tricom, S.A. between the United States and the Dominican Republic than does Centennial.

      o We are harming competition in the United States by limiting the number of interconnection facilities we have made available to connect calls from Centennial's customers to ours, inflating the price for local termination of international traffic and refusing in general to deal with Centennial on a nondiscriminatory basis.

      o We are violating the conditions of the license granted to Tricom USA by the FCC to operate as a facilities based carrier which provides that neither Tricom USA nor any persons controlling it would participate in any favorable interconnection arrangements or special concessions not available to other U.S. carriers.

      Centennial requests that the FCC:

      o     order Tricom USA to cease accepting special concessions from Tricom
            S.A.;


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

      o require Tricom USA and Tricom S.A. to provide adequate interconnection capacity to Centennial and reduce the access charge to a level consistent with costs;

      o find that Tricom USA is liable to Centennial for damages to compensate Centennial for the losses that it suffered as a result of Tricom's violations of law and the FCC's rules; and

      o revoke Tricom USA's Section 214 license if Tricom USA does not stop receiving special concessions from Tricom, S.A.

      We have replied to Centennial's complaint with the FCC on October 13, 2001. We responded that:

      o Indotel is the regulator with jurisdiction over the complaint and Centennial is attempting to appeal the decision by Indotel in the action brought by All America Cables & Radio Inc. against Tricom in the Dominican Republic;

      o Centennial failed to provide any evidence that Tricom USA accepts special concessions from Tricom S.A.;

      o The relief sought by Centennial is improper as Tricom USA owns no facilities in the Dominican Republic and the FCC has no jurisdiction over Tricom S.A., which is the only entity that could provide the interconnection capacity sought by All America Cables & Radio.

      We requested that the FCC reject jurisdiction over the matter or deny the relief sought by Centennial in its entirety.

      On November 2, 2001, the parties attended a settlement conference with the FCC. However, the parties did not reach a settlement.

      On November 13, 2001, Indotel informed us that it would impose monetary sanctions on All America if it did not execute within five days the interconnection agreement that we had proposed and which Indotel determined in August 2001, among other things, was not discriminatory.

BELLSOUTH LITIGATION

      On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate Tricom Panama, S.A. for violations of the Telecommunications Act and the ENTE's regulations. Bell South claimed that Tricom Panama:

      o will use its iDEN based trunking services to provide cellular telecommunications services, in violation of our license; and

      o although we proved that our iDEN system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and our license.

      The ENTE has not issued any ruling on BellSouth's request, but has stated publicly that Panamanian regulations do not limit the provision of mobile services to a particular technology.

      On August 24, 2001, BellSouth requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." BellSouth alleges that the interpretation given by the ENTE to the definition of "Conventional Trunking System Services," found in Resolution No. JD-025 of December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any mobile system, including any type of cellular systems, as long as the "Hand-Off" capabilities is disabled.

Bell South claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by BellSouth and the other holder of a Type A License, Cables & Wireless.

      The ENTE has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The license given to Tricom Panama is for the operation of conventional trunking services, which it plans to operate with the iDEN system.

      The legal review by the Third Chamber of the Panamanian Supreme Court of Justice requested by Bell South cannot be undertaken until the Supreme Court resolves a constitutional review regarding the lack of procedure for it to undertake a legal review of the sort sought by BellSouth. To date, the Supreme Court has not indicated whether it will review the procedure.

      On August 28, 2001, BellSouth obtained a precautionary order from the Seventh Civil Court of the First Judicial Circuit requiring Tricom Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN system. This order forms part of a tort claim, submitted by BellSouth on September 4, 2001, against Tricom for US$20,000,000 for the possible damages that Tricom Panama may cause BellSouth in the event that Tricom Panama initiates operations of an iDEN-based trunking service.

      On September 11, 2001 Tricom Panama submitted a motion before the Seventh Civil Court to substitute a bond for the precautionary order to cease its activities and at the same time appealed to the Superior Civil Chamber the precautionary order itself. On October 1, 2001, the Seventh Civil Court denied Tricom Panama's motion and, on October 8, 2001, Tricom Panama also appealed this decision to the Superior Civil Chamber. The Tricom Panama defense if based on the following principles:

      o only the ENTE has by law the power to discontinue public utilities services;

      o this precautionary measure can only be applied to real property (not to personal property);

      o there is no imminent damage that justifies the precautionary measure.

      On September 11, 2001, BellSouth submitted a complaint stating that Tricom Panama was in default of the court order.

      Tricom Panama also submitted a motion to the Seventh Civil Court to dismiss Bell South's tort claim and to invalidate the precautionary order, due to the court's lack of jurisdiction over a matter that should be decided by the ENTE. On September 28, 2001, Tricom Panama filed a US$1,000,000 damages counterclaim against BellSouth for the public campaign set against Tricom Panama by BellSouth and for the unfounded investigation requested before the ENTE.

      We believe, based on the advice of our Panamanian legal counsel, that Bell South should not succeed in its claims because:

      o BellSouth cannot claim any damages caused by Tricom Panama activities, since Tricom Panama operations are protected under a legitimate Conventional Trunking System Services license.

      o The ENTE is the only authority empowered to declare that the telecommunications services to be provided by Tricom Panama are not conventional trunking services, or that the iden system cannot be used to provide conventional trunking systems.

      Tricom Panama has yet to finish installation of their telecommunication equipment and has not begun to advertise or offer other services, therefore, BellSouth can not prove any possible damages derived from Tricom Panama's operations.

      On November 5, 2001, Tricom Panama requested that the ENTE investigate BellSouth for violations of the Telecommunications Act and its concession agreement on account of the failure of BellSouth to (i) recognize the jurisdiction of the ENTE, (ii) follow proper procedure in connection with the precautionary measure it obtained and (iii) provide interconnection.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

      On May 9, 2001, GFN Corporation, one of our major shareholders, committed to provide us $40 million in additional equity. GFN advanced funds to us on an interest free basis, which will be used to subscribe for class A Common Stock on the same basis, offered to all shareholders in a Rights Offering. The Class A Common Stock to be issued to GFN Corporation is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

      None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      On September 27, 2001, the Company held its annual meetings of shareholders. The following were the matters voted upon by shareholders and the number of votes cast for, against and withheld for each matter: (1) The approval of the written report of the Statutory Auditor, dated April 4,2001, on the financial condition of the Company and its financial statements approved by the Board of Directors- 191,920,930 votes for, 9,610 votes against and 15,182 abstentions; (2) The release of the Statutory Auditor from liability for claims of the Company or the shareholders for any actions taken by him during the fiscal year ended December 31, 2000 in his capacity as Statutory Auditor - 191,816,277 votes for, 115,200 votes against and 14,245 abstentions; (3) The approval of the written report of the Chairman of the Board of Directors and Chief Executive Officer, dated August 13, 2001, regarding the operations of the Company for the fiscal year ended December 31, 2000 - 191,911,505 votes for,6,785 votes against and 27,432 abstentions; (4) The approval of the financial statements for the fiscal year ended December 31, 2000 - 191,918,530 votes for, 10,310 votes against and 16,882 abstentions; (5) The release of the Chairman of the Board and of the other members of the Board from liability for claims of the Company or the shareholders for actions taken in their capacities as directors of the Company during the fiscal year ended December 31, 2000 - 191,802,855 votes for; 118,347 votes against and 24,520 abstentions; (6) The declaration of net operating losses for Tricom, S.A. and its subsidiaries on a consolidated basis for the fiscal year ended December 31, 2000 of US$7,225,635 - 191,915,332 votes for, 14,090 votes against and 16,310 abstentions; (7) The election of Messrs. Manuel Arturo Pellerano Pena, Hector Castro Noboa, Carl H. Carlson Barruos, Marcos J. Troncoso Mejia, Juan Felipe Mendoza, Anibel De Castro, Kevin Wiley, Ralph Smith, Richard Haning, Theodore Schaffner, Edwin Corte and Marino Ginebra to serve as directors of the Company and hold office for a term of one year, subject to the conditions established in the By-Laws - 191,866,652 votes for, 15,350 votes against and 63,720 abstentions; and (8) The election of Mr. Agustin Lizardo to serve as Statutory Auditor and to hold office for a term of one year, subject to the conditions established in the By-Laws and in the Commercial Code of the Dominican Republic - 191,869,702 votes for, 12,900 votes against and 63,120 abstentions.

ITEM 5. OTHER INFORMATION

      None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

      (a)   Exhibits.

            None.

      (b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on July 18, announcing the acquisition of Telecable Nacional, C. por A., and on August 15, 2000 reporting the Company's results of operations for the three months ended June 30, 2001.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TRICOM, S.A


Dated: November 20, 2001                By: s/ Carl Carlson
                                            ------------------------------------
                                            Carl Carlson
                                            Executive Vice President
                                            and Member of the
                                            Office of the President